ROTH CAPITAL PARTNERS, LLC

888 San Clemente Drive Suite 400

Newport Beach, California 92660

United States of America

As representative of the underwriters

VIA EDGAR

September 28, 2020

Mr. Blaise Rhodes

Mr. Rufus Decker

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange

Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Boqii Holding Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-248641)
Registration Statement on Form 8-A (Registration No. 001-39547)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Standard Time on September 29, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 23, 2020 and the date hereof, copies of the Company’s preliminary prospectus dated September 22, 2020 were distributed as follows:

More than 1,300 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

As representative of the underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

[Signature page to Acceleration Request]